For Immediate Release TSX: PFN OTCQX: PAWEF FSE: P7J	Toll Free 1.800.667.1870	NEWS RELEASE www.pfncapital.com

Updated NI43-101 Mineral Resource Estimate Reports Significant Increase in Contained Ounces of Gold for the Destiny Gold Project near Val-d’Or, Québec

  Indicated Resource contains approximately 364,000 ounces gold
  Inferred Resource contains approximately 247,000 ounces gold
  DAC Deposit occurs at surface and is open in both strike and dip
  Awaiting assay results from the Phase 3 drilling program

January 24th, 2011, Vancouver, Canada – Pacific North West Capital Corp. ("PFN") TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J and Alto Ventures Ltd. (“ATV”) TSX-V: ATV (together “the Companies”) are pleased to announce receipt of a draft of an NI43-101 Technical Report (the Report) including a new Mineral Resource Estimate for the DAC Gold Deposit on the Destiny Project located near Val d’Or, Quebec.  The Report was prepared by Wardrop, a Tetra Tech Company (Wardrop) and incorporates over 7,600 m of additional drilling that was completed on the deposit subsequent to an earlier NI43-101 compliant resource estimate calculated by W. A. Hubacheck Consultants Ltd and filed on SEDAR in 2007.

Indicated and Inferred resources have been determined for the DAC Deposit.  The deposit is made up of narrow high grade gold-bearing quartz veins occurring within five parallel alteration zones (Figures 1 and 2).  These alteration zones carry gold at lower grades than the quartz veins but are significantly wider.  The Wardrop report indicates that the additional drilling has expanded the DAC Deposit and significantly increased the contained ounces of gold. “We have far exceeded our objectives for this project over the past year. Our initial goal was to double the previous resource on the DAC deposit and now we see the potential for something much bigger.” Harry Barr, President and CEO of PFN.

At a cut-off grade of 0.5 g/t gold and using the Inverse Distance Squared (ID2) estimation method, the five gold zones contain an Indicated Resource of about 10.8 million tonnes with an average grade of 1.05 g/t gold (364,000 contained ounces).  In addition, the Inferred Resource totals 8.3 million tonnes with an average grade of 0.92 g/t gold (247,000 contained ounces).  Table 1 summarises the Resource Estimate at the 0.5 g/t cut-off.

News Release	1	January 24, 2011

Table 1- DAC Resource Estimation Summary (using ID2 method)

Class	Zone	Capping Grade (g/t)	Tonnes Above Capped Grade	Average Grade (g/t)	Average True Width (m)	Au Ounces
Indicated	1	7.53	1,395,600	0.84	16	37,760
	2	19.63	2,942,700	1.19	30	112,644
	3	6.66	1,370,700	0.99	12	43,675
	4	10.80	3,542,600	1.06	21	121,221
	5	14.00	1,573,900	0.97	15	49,231
	Total		10,825,500	1.05		364,530
Inferred	1	7.53	971,900	0.70	16	21,724
	2	19.63	1,841,100	1.06	30	62,487
	3	6.66	725,500	0.93	12	21,759
	4	10.80	3,085,300	0.89	21	88,767
	5	14.00	1,706,600	0.96	15	52,854
	Total		8,330,400	0.92		247,590

Table 2- Cut-off Sensitivities for the DAC Deposit Resource Estimate

Class	ID2 Cut-off (Au g/t)	Tonnes	Average Grade (Au g/t)	Contained Ounces Au
Indicated	0.2	24,275,300	0.65	509,960
	0.4	14,371,800	0.90	415,780
	0.5	10,825,500	1.05	364,530
	0.6	8,225,700	1.21	318,840
	0.8	5,359,200	1.48	255,370
	1.0	3,858,800	1.71	212,310
	1.5	1,820,100	2.26	132,490
	2.0	979,900	2.73	86,100

Inferred	0.2	22,541,600	0.55	401,190
	0.4	12,132,100	0.78	302,500
	0.5	8,330,400	0.92	247,590
	0.6	5,797,600	1.09	203,210
	0.8	3,534,600	1.35	153,420
	1.0	2,521,400	1.53	124,390
	1.5	1,133,600	1.93	70,360
	2.0	385,600	2.29	28,400

A cut off grade of 0.5 g/t gold was selected to tabulate the total resources based on the results of similar gold projects located in Ontario and Quebec.  In addition, the following parameters were considered; 4:1 stripping ratio, operating costs of $14.30/tonne at 10,000 tonnes per day, long term gold price of $US973/troy ounce, $US to $Cdn conversion of 1.02 and gold recovery of 94%.  The resources block considers the mineralization to start at approximately 15 m below surface down to a depth of 400m for the deepest zone (Zone 5).

News Release	2	January 24, 2011

Mineral Resources are not Mineral Reserves and by definition do not demonstrate economic viability.

Resource Classification and Description Block Model

Several factors were considered in the definition of a resource classification including: National Instrument 43-101 requirements, Canadian Institute of Mining, Metallurgy and Petroleum guidelines, the report author’s experience with Archean and Proterozoic gold deposits, and spatial continuity based on variography of the assays within the drill holes.

Individual block models were established in Datamine for all five zones using one parent model as the origin.  Drill hole spacing varies, with the majority of the drilling tightly spaced at 25 m.  A block size of 5 x 2x 5 m was selected in order to accommodate the more closely spaced drilling and the narrow nature of the mineralization.  Sub-celling of the block model was used to allow the parent block to be split once in each direction to more accurately fill the volume of the wireframes, thus more accurately estimate the tonnes in the resource.

The interpolations of the five zones were completed using the Inverse Distance Squared (ID2) estimation method.  The global block model statistics for the ID2 model were compared to the Nearest Neighbour (NM) model and the Ordinary Kriging (OK) model.  In general there is agreement between the three models and larger discrepancies were reflected as a result of lower drill density in some portions of the model.

A copy of the final Report will be filed on SEDAR within 45 days of the date of this news release.

Figure 1- Cross Section comparison of block model grades with composite grades for the five gold zones making up the DAC Deposit

News Release	3	January 24, 2011

Figure 2- Plan View comparison of block model grades with composite grades for the five gold zones making up the DAC Deposit.
Qualified Person Statement

Todd McCracken, P.Geo, is a Qualified Person (“QP”) for purposes of NI 43-101.  He is responsible for preparing the Report and the Resource Estimate disclosed in the Report.  Mr McCracken is an employee of Wardrop, and independent from the Companies as described in section 1.4 of NI 43-101.  He has read and approved the technical disclosure in this press release.

About the Destiny Gold Project

The Destiny Project is under option from Alto Ventures Ltd. Under the terms of the option agreement, PFN can earn a 60% interest in the property over a four year period by completing $3.5 million in exploration expenditures, paying $200,000 and providing a total of 250,000 PFN shares to Alto. The property consists of 177 claims totalling 7,421 ha and is located approximately 100 km by road north of the city of Val-d'Or. The property is accessible by provincial highway 397 which passes through the property.

Pacific North West Capital has fulfilled its obligations for the first two years of the option term as outlined in the agreement.

News Release	4	January 24, 2011

About Alto Ventures Ltd

Alto Ventures Ltd. is an exploration and development company with a portfolio of highly prospective Canadian gold properties. The Company is active in Quebec in the Abitibi greenstone belt where it has a number of projects including the Alcudia and Destiny gold properties. In Ontario, the Company is exploring in the Beardmore-Geraldton gold belt and the Coldstream project in the Shebandowan gold district. In the Chilcoten Plateau of British Columbia, the Company is exploring the Chilko project nearby the Newton gold deposit.

For more details regarding the Company’s projects, please visit www.altoventures.com.

About Pacific North West Capital Corp:

Pacific North West Capital Corp. is a mineral exploration company focused on Platinum Group Metals (PGM), precious and base metals. Management's corporate philosophy is to be a project generator, explorer and project operator with the objective of option/joint venturing projects with major and junior mining companies through to production. To that end, Pacific North West Capital's current option/joint ventures agreements are with Anglo Platinum, First Nickel, Alto Ventures. In addition, Pacific North West Capital is a major shareholder of Fire River Gold Corp. www.firerivergold.com

Pacific North West Capital is a member of the International Metals Group of Companies. www.internationalmetalsgroup.com

Further Information: Tel: +1.604.685.1870 Fax: +1.604.685.8045 Email: info@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C., Canada, V6M 2A3

On behalf of the Board of Directors

Harry Barr
President & C.E.O.

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	5	January 24, 2011